PANORAMA INVESTMENTS CORP.
                          Suite 720 - 999 West Broadway
                          Vancouver, BC Canada V5Z 1K5
                                  (604)730-8882
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                                                              September 16, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Registration Statement on Form 10-SB
    Filed July 6, 2005
    File No. 0-51414


Dear Ms. McGuirk,

In response to your letter of September 8, 2005 we have filed, via EDGAR, the first amendment to our Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

Also, please note we have made changes throughout the document to correct the number of shares purchased. Upon further review for the amendment we realized we had failed to record the sale of an additional 100,000 shares to Steve Bekropoulos, one of our directors in September 2004.

GENERAL

1.   We have titled the amendment as Amendment #1.

2.   We have included the Commission file number on the cover page.

3. We have filed the red-lined version of the amendment and correspondence on EDGAR.

AVAILABLE INFORMATION

4.   We have corrected the address for the SEC.

PART I
ITEM 1, DESCRIPTION OF BUSINESS
BUSINESS OVERVIEW

5.   We have clarified our disclosure regarding the Glambelt.

6. We do not have a contract with UPS and have disclosed this. If in the future UPS service is not available we will use other available shipping companies such as Canada Post, DHL or Federal Express.

PRODUCT LINE

7. We have identified the two major suppliers and included our contract with SMC as Exhibit 10.1. We do not have a contract with Penny White Co. at this time.

8.   We have revised the disclosure to remove any promotional language.

9. We have revised the wording to better describe Ms. Tan's contacts and how the company can use them.

10. We have revised to indicate the types of products that are available on our website.

11.  We have clarified our reference to the Night Market.

SALES & MARKETING

12. Our management does not have any prior direct experience in the retailing industry.

13. We have added a risk factor to address the problems that may be faced by the company by the lack of experience and training.

14. We do not as yet have any definitive agreements or contracts with retail outlets.

15. We have disclosed the consignment terms and included a copy of our consignment agreement as Exhibit 10.2.

16.  We have disclosed the percentages for our retail & internet sales.

17. We have briefly outlined the principal terms of our agreement with Colony One On Line and USA Card Services. There is no written contract, the transactions were done online.

18.  We have updated the order information to the current date.

ADVERTISING

19. We have revised to include our current advertising plans, the budgeted costs and the source of the funds.

20. After contacting the large search engines we have determined it would be in the best interests of the company to build our website gift lines prior to paying the fees required by the search engines for optimization. We have updated the disclosure.

COMPETITIVE BUSINESS CONDITIONS

21.  We have added the names of major competitors.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

22. We have clarified the reference to the EIN and provincial registration papers.

23. This disclosure is actually under the "Effect of Existing or Probable Government Regulations". We have reworded the disclosure to state our website service includes security measures for buyers using the website.

EMPLOYEES

24. We have updated the disclosure regarding our commission based salesperson and the commission that will be paid.

REPORTS TO SECURITY HOLDERS

25. We have revised the disclosure to avoid any confusion that we prepare the financial statements and the independent auditor only audits and reviews the financials statements.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

RESULTS OF OPERATIONS

26.  We have updated the cash balance.

27.  We have updated the inventory disclosure.

28.  We have updated the company's marketing efforts.

PLAN OF OPERATIONS/MILESTONES

29. We have updated the milestones to note the ones that have been accomplished and expanded the future milestones to include the cost and source of funds.

RISK FACTORS

30. We have revised the risk factor section to provide a definitive statement characterizing the risk or harm to the company as a result of that factor.

31. We have revised the first risk factor to eliminate the statement that the Company had only minimal earnings.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS...

32. We have stated the number of officers & directors in parenthesis in the table.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

33. We have disclosed the amount of time Mr. Bekropoulos devotes to the company.

34. We have disclosed the amount of time Ms. Linder and Ms. Tan devote to the company.

35.  We have named the promoters of the company.

ITEM 6.  EXECUTIVE COMPENSATION

36. We have clarified the revenues necessary in order for us to consider salaries.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

37. We have added to this section the transaction noted under the "Recent Sales of Unregistered Securities" and disclosed the relationship between Nick & Steven Bekropoulos.

38. We have disclosed Nick Bekropoulos' role in the company and the transaction between he and Connie Linder.

39. We have added a disclosure regarding the loan made to the company by Mr. Bekropoulos.

ITEM 8.  DESCRIPTION OF SECURITIES

40.  We have expanded to include a brief description of the preferred shares.

PART III
EXHIBITS

41.  We have filed the articles and bylaws with this filing.

SIGNATURES

42.  We have designated the principal accounting officer.

FINANCIAL STATEMENTS
STATEMENT OF OPERATIONS

43. The Company has been provided with non-cash services from Mr. Bekropoulos, an officer and director. For the year 2004 the time spent by the officers and directors was minimal and not material, so no entry was made. For 2005, the activity of the company increased and Mr. Bekropoulos has had to spend significantly more uncompensated time on company work. Accordingly, consulting services have been recorded of $3,000 in 2005, and additional paid-in capital has been increased by the corresponding amount. The value of the consulting services has been calculated by establishing the fair value of the hourly rate, times the estimated total hours spent by the director. No monetary amount will be paid or exchanged for these services.

INTERIM STATEMENT OF OPERATIONS

44.  We have corrected the Interim Statement of Operations.

INTERIM STATEMENT OF CASH FLOWS

45.  We have corrected the Interim Statement of Cash Flows.

Sincerely,


/s/ Connie Linder
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Connie Linder
President & Director